Exhibit 2

TRI-STATE 1ST BANC, INC

East Liverpool, Ohio

VALUATION REPORT

As of October 25, 2007

Proposed Transaction

Tri-State is considering a GPT in order to de-register with the SEC. To de-register, the number of shareholders must be reduced from the current number which is more than 450, to less than 300.

There are numerous reasons to de-register with the SEC, but the primary reason is to reduce the costs associated with being a public company. While public companies have always been regulated, the level of regulation in financial markets has increased dramatically with the enactment of the Sarbanes-Oxley Act of 2002 and this trend toward increasing regulation is expected to continue. Although the overall intent is good, these regulations have dramatically increased the costs associated with being a public company and have provided incentives for banks to de-register as, in some cases, the benefits of being a public company are now outweighed by these costs. As a result, many companies, banking and otherwise, have reduced their shareholder base, de-registered with the SEC and have “gone private”.

In the proposed transaction, Tri-State will “go private” and de-register with the SEC by reducing the number of shareholders to less than 300. It will accomplish this through a mixture of paying cash and issuing preferred stock. To effect this transaction, Tri-State will divide its shareholders into three groups. Shareholders of record holding 500 or more shares will be unaffected. Shareholders of record holding 100 to 499 shares will be able to elect to receive either the new preferred stock or cash. Shareholders of record owning less than 100 shares will receive cash and be “cashed out”.

The new preferred stock will be non-voting stock that is convertible into common stock in the event of a change in control. The dividend paid on the preferred stock will be at the same dividend rate paid on the common stock, which is currently $0.10 per quarter. The preferred stock will have liquidation preference.

It is anticipated that after completing this GPT, Tri-State will experience significant cost savings as a result of de-registering with the SEC. The cost savings will be in three areas: 1) cost savings that would have been incurred to implement, enhance and maintain compliance, 2) cost reductions of current expenses and 3) a reduced burden on management’s time attributable to complying with the requirements of being a registered company. Tri-State estimates that it will save $150,000 in costs that would have been incurred to implement, enhance and maintain compliance, $85,000 in reduced expenses and $20,000 to $50,000 in staff time saved. Tri-State estimates that it will save roughly $135,000 annually by de-registering.

Assuming that shareholders who can elect to receive the preferred securities will do so, Tri-State will issue about $496,000 to $550,000 in preferred stock with an annual dividend cost of about $12,000 to $13,000. The cost to cash out those shareholders with less than 100 shares is estimated to be about $47,000 to $52,000.

Description of Tri-State

Tri-State 1st Banc is the holding company for 1st National Community Bank (“1st National”), Gateminder Corporation (“Gateminder”) and MDH Investment Management, Inc. (“MDH”). 1st National commenced operations in June 1987 with $1.75 million in initial capital. The holding company, Tri-State, was formed in May 1996. 1st National is regulated by the Office of the Comptroller of the Currency and Tri-State is regulated by the Federal Reserve Bank.

1st National has six full service bank branches and one in-store branch that offer a wide range of commercial and consumer lending services, including commercial loans, consumer loans, home improvement loans, home equity loans, mortgage and auto loans, debit and credit cards, merchant services and trust services. It also provides a full range of deposit services including personal checking and savings, CDs, IRAs, money market accounts, commercial checking, small business checking and payroll accounts. In addition to lending, 1st National invests deposits and borrowed funds in a variety of securities.

Through its wholly-owned subsidiary Gateminder, Tri-State sells ATMs to businesses, financial institutions and merchants that operate ATMs at their place of business and provides the means for processing the ATM transactions generated.

Through its wholly-owned affiliate MDH, Tri-State provides comprehensive investment management services to individuals as well as corporate pension and profit sharing plans to businesses. MDH offers investment management services to over 100 clients in 14 states.

As of September 30, 2007, Tri-State had assets of $104.3 million, deposits of $78.3 million, loans of $59.5 million, capital of $9.0 million and tangible capital of $8.1 million. For the nine months ended September 30, 2007, it had net income of $336,000, which is $448,000 on an annualized basis. Returns on average assets and equity for this period were .44% and 5.01%, respectively.

Market Description

Tri-State’s primary market is East Liverpool, Ohio, where it is headquartered. This primary market has a population of approximately 25,000 people which has been declining and is expected to continue to decline through the year 2010 at an estimated annual rate of (.4)%. Tri State’s extended market includes Columbiana County, Ohio, the towns of New Cumberland, Chester and Newell, West Virginia, and the borough of Midland, Pennsylvania. The extended market is comprised of approximately 130,000 people and is expected to grow at an annual rate of .2%, through 2010. Comparatively, the state of Ohio is expected to grow at an annual rate of .5% (see Table 1).

The primary market consists of approximately 900 businesses, employing a little less than 10,000 people, with an estimated median household income in 2005 of $32,230. The extended market has a little more than 4,200 businesses employing close to 44,000 people, with an estimated median household income of $39,028. By comparison, the state of Ohio had an estimated median household income of $49,340 (see Table 2).

In Tri-State’s primary market, there were five institutions holding deposits as of June 30, 2007. Tri-State ranked second with deposits of $59.4 million, which was a 24.7% share of deposits. This is up from mid-2006, when Tri-State had a market share of 21.2%. United Community was the market leader with deposits of $104 million, which was 43.3% of the deposits, up from the 40.4% deposit share it had in mid-2006. The major change in the primary market from the last deposit reporting period was the closing of a Huntington Bancshares branch in the first half of 2007 (see Table 3).

In Tri-State’s extended market, Tri-State ranked seventh out of thirteen banks with deposits of just under $80 million and a 3.5% deposit share as of June 30, 2007. The market leader was Huntington Bancshares with deposits of $1.1 billion and a 51% deposit share. The next largest deposit share was held by United Community with deposits of $311 million and a 13.8% deposit share. All the other banks in this market had deposits of $140 million or less and deposit shares of 6.2% or less (see Table 4).

Financial Performance and Status

Tri-State and its principal subsidiary 1st National have been growing slowly and steadily since its inception 20 years ago in 1987, but in 2005, declining margins, significant increases in overhead and larger than normal contributions to the loan loss reserve, dramatically lowered profitability. In 2002 through 2004, Tri-State earned between $650 and $770 thousand in each year. In 2005, net income declined to $589,000 and in 2006, it was only $334,000. Net income for 2007 should be better than it was in 2006 based on results for the second and third quarters, but still not up to recent historical standards. Tri-State has done well to add non-interest income, far more than its peers, but this is offset by the associated overhead that is also much higher than its peers (see Table 5).

The fall-off in net income since 2004 can be seen when comparing income and expense as a percent of average assets to more recent periods. Net interest income has been declining since the beginning of the decade, but the real fall-off began in 2005 when net interest income fell below 4% of average assets for the first time in recent history. Net interest income as a percent of average assets was 4.14% in 2004, but then fell to 3.82% in 2005 and 3.52% in 2006. Through the first nine months of

2007, it was only 3.07%. Noninterest income has improved greatly, but not enough to offset the overall fall in margins and the associated increase in overhead. Non-interest income in 2004, before the decline in margins, was 1.52%, and jumped to 2.11% in 2005 and 2.12% in 2006. In 2007, it was 2.28%, much higher than any of its Ohio peers which had a much lower median of .62%. Offsetting this was the typical increase in overhead expenses associated with generating non-interest income. In 2004, operating expense as a percent of average assets was 4.27%, and jumped to 4.84% in 2005 and 4.98% in 2006. It was a slightly lower 4.64% through the first nine months of 2007, but still much higher than the median of its Ohio peers which was 3.05% (see Table 6).

As a result of the changes since 2004, net income as a percent of average assets also fell. From 2001 through 2004, net income as a percent of average assets was in the .74% to .84% range. In 2005, it was .61% and in 2006 it was .34%. There was a slight rebound through the first nine months of 2007 as it rose to .43%.

Based on the results of the first three quarters of 2007, net income has shown an improvement over the results in 2006, but it is still not up to the levels of recent prior years. Annualized net income through September 30, 2007, is slightly less than $448,000, which is above the $334,000 reported in 2006, but below the $589,000 of 2005. Net income improved further in the second and third quarters of 2007 and if these two quarters were annualized, net income would be $522,000 (see Tables 7 and 8).

The improvement in 2007 can be attributed to an increase in non-interest income that outpaced increases in overhead and the decline in margins. In the first nine months of 2007, annualized non-interest income was $2.35 million, up from $2.06 million in 2006, a pick-up of $285,000. Over the same periods, annualized non-interest expense was $4.77 million, down from $4.83 million, which increased pre-tax income by $65,000. Annualized net interest income was $3.16 million, down from $3.36 million, a decrease of $196,000. Overall annualized net operating income was $740,000 compared to $586,000 in 2006, an increase of $154,000.

On the balance sheet, the main change since 2004 has been the increase in loans and the increase in borrowings to fund those loans. At the end of 2004, loans were $44.5 million, relatively unchanged from the two preceding years. At the end of 2006, loans had jumped to $52.1 million and as of September 30, 2007, were $59.5 million. This was an increase of $15 million since the end of 2004. To fund these loans, borrowings jumped from $8.4 million at the end of 2004, to $18.5 million as of September 30, 2007, an increase of $10.1 million. Other funding for loans was from deposits increasing from $72.3 million at the end of 2004, to $78.3 million as of September 30, 2007, an increase of $6 million (see Table 9).

In terms of loans and loan mix, Tri-State has more commercial loans not backed by real estate and fewer assets committed to loans than its Ohio peers. As of June 30, 2007, its commercial loans not backed by real estate were 18% of assets versus 11% for its Ohio peers, while its commercial loans backed by real estate were 5% of assets versus 24% for its Ohio peers. In total, it had fewer loans as a percent of assets than its Ohio peers at 55% compared to 68% for its Ohio peers (see Table 10).

In terms of deposits and deposit mix, Tri-State funded its assets in a manner similar to its Ohio peers and had less reliance on CDs than its Ohio peers. As of June 30, 2007, Tri-State had deposits equivalent to 79% of assets which was similar to its Ohio peers which had a median of 78%. Tri-State’s CDs were equivalent to 27% of assets, which was lower than the 38% median of its Ohio peers.

Loan quality, reserves and capital levels at Tri-State remain good as it moves past 2005 and 2006, when it had larger charge-offs and contributions to the loan loss reserve than had been typical. As of September 30, 2007, nonperforming assets including loans 90 days past due were .49% of assets, reserves to loans were 1.05% and tangible capital to assets was 7.61%. Comparatively its Ohio peers had less loan quality issues with NPAs to assets at .75%, identical reserves to loans at 1.05%, and higher tangible capital to assets at 9.41% (see Table 11).

In the nine months ended September 30, 2007, Tri-State’s charge offs were much lower than in 2006 and 2005 when larger than normal charge offs necessitated larger than normal contributions to reserves. In the nine months ended September 30, 2007, net charge offs were $97,000, much less than the $135,000 in 2006 and $199,000 in 2005. The contribution to the loan loss reserves for the nine months ended September 30, 2007, was $143,000, which was less than the $183,000 contributed in 2006 and the $230,000 contributed in 2005 (see Table 12).

Overall, Tri-State is a small rural community bank that began to emphasize other lines of business in 2005 which increased non-interest income and operating expense. During the same time period, interest rates continued to increase, with Fed Funds moving over 2.25% in early 2005. The resulting flat yield curve had a large negative impact on Tri-State’s net income and led to its lower earnings level. Going forward, margins may have bottomed out and the increases to non-interest income may outpace increases in overhead. The likely result is that Tri-State’s earnings will increase to a level above today’s run rate, but below its 2001 to 2004 levels.

Valuation

There are numerous methodologies that can be used in valuing the common stock of a bank or bank holding company including:

•	Comparative pricing analysis – An analysis of the pricing multiples of comparable banks that have their stock traded in a free and open market, either on an exchange or over-the-counter

•	Discounted dividends analysis – Return on investment calculations such as the discounted dividends model based on future projections

•	Trading analysis – An analysis of trading volumes and price levels of the bank’s stock

•	Liquidation value – A mark-to-market valuation of assets and liabilities

In addition, in valuing the stock relative to a GPT, consideration was also given to:

•	Cost savings – The increase in earnings from the cost savings as a result of de-registration with the SEC

•	Impact on certain financial items – The effect of the GPT on book per share and capital levels

•	Comparative premium analysis – An analysis of the premiums paid in other comparable GPT transactions

The primary method of valuation used in this report was an analysis of the pricing multiples of comparable institutions with a traded stock, the application of these multiples to Tri-State as well as the application of a premium based on the premiums paid in other GPTs. As support for this analysis, Danielson also considered, among other things, recent trading values and the dollar volume trades in Tri-State’s stock, return on investment calculations from the discounted dividends model and potential cost savings. Liquidation value was not used as Tri-State is not in danger of failing. Also, this report does not take into account the “sale” value of Tri-State, where a premium might be paid for a change in control.

Comparative Pricing Analysis

In determining the FMV of Tri-State stock, Tri-State was compared with two groups of comparable banks with stock that traded in a free and open market, either on an exchange or over-the-counter. These banks were selected based on similarities to Tri-State in terms of size, financial performance and geographic location.

The first group, the “Regional Comparables”, was comprised of 13 banks in Indiana, New York, Ohio, Pennsylvania and West Virginia with assets under $300 million as of June 30, 2007, and stock that traded an average of more than 200 shares daily during the past twelve months. This group excluded banks in the Philadelphia and New York City markets as well as banks with insufficient reported information or certain unusual events (see Tables 13 through 15).

In terms of balance sheet items, the Regional Comparables were larger, had slightly higher capital ratios and more NPAs than Tri-State. As of September 30, 2007, the Regional Comparables had median assets of $209 million, versus $106 million for Tri-State. The Regional Comparables had a median tangible capital to assets and NPA to asset ratios of 8.97% and .41%, respectively compared to 7.84% and .49%, respectively, for Tri-State.

In terms of earnings, the Regional Comparables had more earnings and better returns on assets and equity. The median earnings for the Regional Comparables was almost $1.9 million versus an annualized $448,000 for Tri-State. This difference in earnings is not surprising as all

13 banks in the Regional Comparables were earning off a larger asset base. However, in relation to average assets and average equity, the Regional Comparables also outperformed Tri-State with returns of .75% and 8.51%, respectively, compared to .44% and 5.01%, respectively, for Tri-State.

The average shares traded daily for the trailing twelve months varied from a low of 231 to a high of 1,576. The median average shares traded daily was 619. While this is not a lot of volume, as a group there is enough trading volume that the median pricing multiples are meaningful and can be applied to Tri-State.

The pricing multiples of the 13 Regional Comparables were calculated as of October 17, 2007, based on financial data for June 30, 2007, or the twelve months ended June 30, 2007. The price times earnings multiples of the banks in the Regional Comparables ranged from 11.5X to 40.9X. However, there were two distinct groups – 11 of the 13 were in a range from 11.5X to 19.4X and the other two were in the 37.0X to 40.9X range. The median price times earnings was 15.4X. The price to tangible book ratio of the Regional Comparables ranged from 107% to 184% with a median of 135%.

If the medians of the two pricing multiples are applied to Tri-State, the price times earnings multiple would result in a price much lower than a tangible book derived value. Applying the median price times earnings multiple of 15.4X to Tri-State’s annualized earnings per share of $.52 per share for the nine months ended September 30, 2007, results in a price of $8.01 per share. Applying the median price to tangible book of 135% to Tri-State’s tangible book of $9.47 per share, results in a price of $12.78 per share.

The second group, the “National Comparables”, was comprised of 14 banks from across the United States with assets under $300 million and equity under $20 million as of June 30, 2007, a return on equity under 10% and non interest income to average assets over .75% for the twelve months ended June 30, 2007. This group excluded non-comparable banks and banks with insufficient reported information (see Tables 16 through 18).

In terms of balance sheet items, the National Comparables were slightly larger, had higher capital ratios and more NPAs. As of June 30, 2007, the National Comparables had median assets of $153 million, versus $106 million for Tri-State. The National Comparables had a median tangible capital to assets and NPA to asset ratios of 9.33% and .76%, respectively, compared to 7.84% and .49%, respectively, for Tri-State.

In terms of earnings, the National Comparables had more earnings and better returns on assets and equity. The median earnings for the National Comparables was $1.0 million versus an annualized $448,000 for Tri-State. The gap was not as large as with the Regional Comparables, as this group of banks was closer in size to Tri-State. In relation to returns on average assets and average equity, the National Comparables performed better than Tri-State with returns of .74% and 7.47%, respectively, compared to .44% and 5.01%, respectively, for Tri-State.

The average shares traded daily for the trailing twelve months varied from a low of 213 to a high of 2,406 shares traded per day. The median average shares traded daily was 583. As with the Regional Comparables, this is not a lot of volume, but again, as a group, there is enough trading volume that the median pricing multiples are meaningful and can be applied to Tri-State.

The pricing multiples of the 14 National Comparables were calculated as of October 17, 2007, based on financial data for June 30, 2007, or the twelve months ended June 30, 2007. The price times earnings multiples of the banks in the National Comparables ranged from 13.2X to 33.0X earnings with a median of 15.6X earnings. The price to tangible book ratio of the National Comparables ranged from 99% to 166% with a median of 119%.

Similar to the Regional Comparables, if the medians of the two pricing multiples of the National Comparables were applied to Tri-State, the price times earnings multiple would result in a price per share well below a tangible book derived value. Applying the median price times earnings multiple of 15.6X to Tri-State’s annualized earnings per share of $.52 for the nine months ended September 30, 2007, results in a price of $8.11 per share. Applying the median price to tangible book of 119% to Tri-State’s tangible book of $9.47 per share, results in a price of $11.27 per share.

Discounted Dividends Model

The discounted dividends method is an alternative method of determining FMV based on certain assumptions. This method projects net income over a period of seven years and determines the excess capital which is paid to shareholders in the form of a dividend. Each year, this dividend is discounted back to its present value. At the end of seven years, a residual value is obtained and is also discounted back to its present value.

Results from a discounted dividend model are highly dependant upon the various assumptions that are made regarding the discount rate, projected future earnings and growth, and terminal value. This analysis assumed:

•

An annual asset growth rate of 6% - Based on Tri-State’s historical annual asset growth rate of 6.4% since the end of 2000 and with consideration given to the median annual asset growth rate of 4.2% for small Ohio commercial banks over the same period.

•

A .85% return on average assets - Based on an assumption that Tri-State returns to the level of earnings that it had from 1993 to 2004, when it recorded returns on average assets between .80% and 1.15%, with the exception of one year, and the median return on average assets of .86% for small Ohio commercial banks for the twelve months ended June 30, 2007.

•

A capital to asset ratio of 8.00% - Based on the current capital to asset ratio of Tri-State of 8.44%, which is well above the regulatory minimum to be “well capitalized”. The median capital ratio of 9.69% for small Ohio commercial banks as of June 30, 2007, was not an influencing factor as it was also well above the regulatory minimum to be “well capitalized”.

•

A 20% tax rate - Based on Tri-State’s average tax paid since 2000 of 18%, with consideration given to the median tax rate of 26% for small Ohio commercial banks for the twelve months ended June 30, 2007.

•	Terminal values of 15X and 16X earnings - Based on the price times earnings multiples of the Regional and National Comparables as of October 17, 2007.

•

Discount Rate of 10% and 12% - Chosen to reflect an appropriate rate of return required by a prospective buyer of the stock. These discount rates are slightly lower than the ten-year compounded annual return for small company stocks of 13.6%, published by Ibbotson in their 2006 Yearbook: Market Results for 1926 to 2005. These rates are well above Tri-State’s return on equity which was 5.01% for the nine months ended September 30, 2007 and above the median return on equity for small Ohio commercial banks of 7.31% for the twelve months ended June 30, 2007.

Table of Variables Considered

	Company*	Ohio Peers**	Variable Used
Asset growth rate - 2000 to 2007***	6.4%	4.2%	6%

ROAA	.43%	.86%	.85%
ROAE and discount rate	5.01	7.31	10% and 12%
Capital/assets	8.62	9.69	8.00
Tax rate	18	26	20

P/E****			15.0X – 16.0X

*	September 30, 2007, or the nine months ended September 30, 2007, annualized.
**	Profitable commercial banks in Ohio with assets less than $500 million as of June 30, 2007. Return data is for the twelve months ended June 30, 2007. Excludes banks that commenced operations in 2000 and later, or had unusually low taxes or were S-Corps.
***	Annual growth rate through June 30, 2007.

****	Price times earnings multiple as of October 17, 2007.

Source: SNL Financial, Charlottesville, Virginia and internal reports.

Due to Tri-State’s low profitability in 2007, discounted dividend calculations were completed based on two different levels of net income: 1) $448,000 which is Tri-State’s annualized net income through September 30, 2007, and 2) $900,000, which assumes a return to normal profitability of .85% average assets, based solely on peer comparisons and Tri-State’s return on average assets in recent years. Based on earnings of $448,000 and the lower discount rates of 10% and the higher terminal value of 16 times earnings, the model returns a FMV of $5.73 per share. Based on earnings of $900,000 and the same discount rate and terminal value, returns a FMV of $14.96 per share (see Tables 19 and 20).

Trading analysis - Stock Price History

As support for a valuation of Tri-State stock, consideration was also given to current trading prices of Tri-State stock. However, since trading volumes in the stock are very light, it was used only as support for other valuation methods.

In October 2007 through the 17th, there was little volume and all trades were at $14.50 per share. In total, 2,154 shares were traded. Based on a price of $14.50 per share, the total value of stock traded was $31,233 (see Table 21).

In the third quarter of 2007, excluding 900 shares which were purchased by Tri-State at $16.00 per share as part of its dividend reinvestment plan, Tri-State traded an average of about 95 shares each day and traded a total of 5,987 shares. The highest closing price was $15.85 per share, the lowest closing price was $14.50 per share and the average weighted daily closing price was $14.86 per share. Based on the average weighted closing price of $14.86, the dollar value of all the trades in the third quarter was about $89,000.

In the first two quarters of the year, the stock traded at slightly higher levels, particularly at the beginning of 2007, with more volume. The highest closing price was $17.75 per share in January and the lowest closing price was $15.27 per share in June. The weighted average closing price was $16.71 per share in the first quarter and $16.01 per share in the second quarter. In total, the dollar value of all trades was $639,000 in the first half of 2007.

The decline in the price of Tri-State’s stock during 2007 mirrors the general decline of bank stocks. Based on the weighted average closing price for Tri-State of $17.42 per share in the 4th quarter of 2006 and $16.01 in the second quarter of 2007, Tri-State’s stock value has fallen 8.1%. Based on the closing price of $14.50 per share on October 17, 2007, Tri-State’s stock has fallen approximately 16.8% since the end of last year. Comparatively, for the year through October 17, 2007, the SNL bank index for banks with assets of less than $250 million was down 9.9% and the SNL Midwest bank index was down 16.8%.

Summary of Valuations before GPT Premium Applied

When valuing a bank stock, three multiples are normally used – price times earnings, price times tangible book and price as a percent of assets. Since Tri-State’s earnings are low in comparison to the comparable banks and result in an inflated price times earnings multiple, it is not a good guide as to FMV. Price as a percentage of assets is used only when the relationship to book value is also meaningless, but since Tri-State’s tangible book value provides a reasonable comparison, price to assets is of less importance. Thus, it is our opinion that price to tangible book is the most relevant of the three ratios to measure the FMV of Tri-State. The recent trading values of Tri-State’s stock were also considered as were results from the discounted dividends analysis, but were used only as support for the tangible book derived value.

A summary of the valuations applied to Tri-State is as follows:

•

Price times earnings (actual) – Applying a price times earnings multiple of 15.4X and 15.6X, based on the medians of the Regional Comparables and National Comparables to Tri-State’s annualized net income of $448,000, or $.52 earnings per share, results in a FMVs of $8.01 and $8.11 per share, respectively. Because Tri-State’s earnings are low, the prices returned by price times earnings calculations is also low at about 85% to 86% of tangible book value and does not provide a reasonable representation of value.

•

Price times earnings (adjusted) - If earnings returned to previous levels of $600,000 or $700,000 – which is a .57% and .67% return on assets, respectively – this would translate into a FMVs of $10.94 and $12.76 per share, respectively, at the higher price times earnings multiple of 15.6X. As a percent of tangible book, this is 116% and 135% of tangible book.

•

Price to tangible book – Applying a price to tangible book ratio of 135% and 119% based on the median of the Regional and National Comparables to Tri-State’s tangible book of $9.47 per share, results in FMVs of $12.78 and $11.27 per share, respectively. It is Danielson’s opinion that the Regional Banks, being of similar geography to Tri-State, is the more comparable of the two groups and the best indicator of value.

•

Discounted dividends - Using the discounted dividend method at discount rates of 10% and 12% and other variables indicated a FMV of $4.68 and $5.73 per share, respectively, based on annualized net income of $448,000. Because Tri-State’s earnings and returns on equity are low these results were unrealistically low values. Thus, Danielson also looked to Tri-State’s Ohio peer’s for an earnings benchmark and used their median return on assets of .85% on Tri-State’s assets of $106 million to project earnings of $900,000, which resulted in a FMV of $12.51 and $14.96 per share, respectively, using the same discount rates.

•

Trading history - In October 2007 through the 17th, Tri-State’s stock was steady at $14.50 per share, down from a weighted average of $14.86 per share in the third quarter, $16.01 per share in the second quarter and $16.71 per share in the first quarter. Although, the stock is lightly traded, its price decline of 17% in 2007, through October 17, 2007, has mirrored the general decline in Midwest bank stocks which also fell 17% in the same period. The decline in small bank stocks was lower at 10%.

Thus, based on the above information, the best guide to use to calculate the FMV of Tri-State stock, prior to any premium related to the GPT, is based on the price to tangible book value of the Regional Comparables supported by the recent trading history of Tri-State stock. Price times earnings and discounted dividends returns values were significantly lower and were not good indications of value, unless a major increase in earnings was assumed.

Based on all of the above information and Danielson’s general knowledge of the market for bank stocks, the FMV for Tri-State’s stock as of October 25, 2007, before the application of any premium related to the GPT, is 135% of tangible book which is $12.78 per share.

Comparable GPTs

Since the beginning of 2005, there have been 23 comparable GPTs (“Comparable GPTs”) of banks with assets of less than $600 million for which data was readily available. Six of these transactions were in Ohio and five others were in the Midwest. The other twelve were scattered throughout the rest of the United States (see Table 22).

Cost Savings Analysis

Tri-State estimates its maximum cost savings from the GPT to be $150,000 in one-time non-recurring expenses and annual cost savings of about $135,000 (of which up to $50,000 would be in personnel savings and $85,000 in recurring costs). Comparatively, the median estimated annual cost savings reported in the nine Comparable GPTs with assets of less than $200 million were similar with $125,000 in non-recurring costs and $134,400 in annual cost savings (see Table 23).

By reducing the number of shareholders and de-registering with the SEC, Tri-State will have fewer shares outstanding and benefit from significant cost savings. Having fewer shares outstanding will boost earnings per share (“EPS”) only slightly, but the $135,000 in annual pre-tax cost savings will have a significant impact on EPS. If the number of shares is reduced from 855,585 to about 822,000, it should lead to an increase in EPS of about a $0.02 per share. The cost savings of $135,000, less roughly $12,500 in dividends paid on the newly issued preferred stock, though, would, if taxed at a rate of 26%, increase EPS by an additional $0.10 per share. The roughly $0.12 per share total increase in EPS from the GPT would, at a price times earnings multiple of 16X, add almost $2.00 per share to the stock price. However, adding $2.00 per share to an earnings derived value of roughly $8.00 per share, is only $10.00 per share and still about $2.75 less than the $12.78 per share value derived by using tangible book. Thus, while significant and highly beneficial, the EPS increase from the cost savings, and the reduction in shares outstanding, is not high enough to impact the FMV pricing for this GPT.

Comparative Premium Analysis

In a GPT, particularly one that has involuntary elements, it is not unusual for a premium to be paid to the shareholders in excess of the stock’s normal trading value. In other GPTs announced since the beginning of 2005, the banks tended to fall within three categories based on percentages paid in excess of the stock price prior to announcement – a group that paid a premium between 21% to 39%, a group that paid a premium between 10% to 16% and a group that paid a premium between 0.4% to 4%. There was also a group of banks that did not report any financial data that were not considered in this portion of the analysis (see Table 24).

Typically, the banks that paid a high premium had stocks that were trading at low pricing multiples and those that paid low premiums did so because their stock was already trading at high pricing multiples. A summary of the pricing characteristics of the three GPT groups are as follows:

•	Premium of 21% to 39% - There were seven banks in this group. Prior to the announcement of the GPT, their median price times earnings and price to tangible book were 16X and 129%, respectively.

•	Premium of 10% to 16% - There were five banks in this group. Prior to the announcement of the GPT, their median price times earnings and price to tangible book were 17.5X and 135%, respectively.

•	Premium of 0.4% to 4% - There were four banks in this group. Prior to the announcement of the GPT, their median price times earnings and price to tangible book were 28.5X and 147%, respectively.

If the price to tangible book of 135% is applied to Tri-State stock, the resulting price is $12.78 per share. If the above premium ranges were applied to Tri-State based on a stock price of $12.78 per share, the result would be:

Premium Paid on $12.78 per share	Implied Stock Price	Announced Premium on $14.50 per share	Announced Premium on $16.00 per share
39.0%	$17.76	22.5%	11.0%
25.2	16.00	10.3	0.0
21.0	15.46	6.6	(3.4)
16.0	14.82	2.2	(7.3)
11.0	14.19	(2.2)	(11.3)
4.0	13.29	(8.3)	(16.9)
0.4	12.83	(11.5)	(19.8)

•	Based on the calculated FMV of Tri-State stock at $12.78 per share, a price range from $15.46 to $17.76 per share is equivalent to an addition of a premium ranging from 21% to 39%.

•	Based on the price of Tri-State stock on October 17, 2007, of $14.50 per share, a price range from $15.46 to $17.76 per share translates into an announced premium from 6.6% to 22.5%.

•	Based on the weighted average stock price of about $16.00 in the third quarter of 2007, a price range from $15.46 to $17.76 per share translates into a premium of (3.4%) to 11%.

GPT Premiums Applied to Tri-State

It is Danielson’s opinion that the FMV of Tri-State stock is $12.78 per share and the premium associated with the GPT should be applied to that price, however, recent trading levels in Tri-State stock should also be considered. Although, Tri-State stock has trended down throughout 2007, the weighted average stock price in the second quarter was about $16.00 per share and the total dollar value traded was slightly over $350,000. Since then, the total value of Tri-State stock traded has been much lower – $89,000 in the third quarter of 2007 and in October, through the 17th, was only $31,000. It is not unusual when a stock drops below shareholder expectations that shareholders tend to hold onto their stock rather than sell it below a certain threshold. It is Danielson’s opinion that this shareholder threshold is roughly $16.00 per share.

Using the seven GPTs with the highest range of premiums paid, 21% to 39%, on a stock value of $12.78 per share, results in a value range from $15.46 to about $17.75 per share. However, if $16.00 per share is considered by the shareholders to be FMV, then the low end of the range would increase and the range would be $16.00 to $17.75 per share. With $16.00 per share as the FMV base, the premium would be 0% at $16.00 and 11% at $17.75 per share.

This follows the pricing of the banks in the Comparable GPTs in which stocks with lower pricing multiples pay a higher premium in a GPT. Tri-State at a stock price of $12.78 per share, which is 24.6 time earnings and 135% of tangible book, could pay a premium of 21% to 39%, which results in a value of $15.46 to about $17.75 per share. Or assuming a stock price of $16.00 per share, which is 30.8 times earnings and 169% of tangible book, could pay a premium of 0% to 11%, resulting in a value of $16.00 to $17.75 per share.

Effect on Capital Levels and Book Value

Tri-State has sufficient capital and tangible capital to effect this transaction, at any price from $16.00 to $17.75 per share. If a price of $16.00 or $17.75 per share were used in this GPT, the total cost to cash out those with less than 100 shares would be about $47,000 to $52,000. The total cost of cash or preferred stock issued to shareholders with 100 to 499 shares would be $716,000 to $796,000. At the higher price of $17.75 per share, if 100% of the shareholders with 100 to 499 shares elected cash, the total cash outlay would be about $850,000. This would reduce capital from $9.0 million to $8.1 million and the capital to asset ratio from 8.62% to 7.87%. Tangible equity to tangible assets would fall from 7.84% to 7.07% and tangible book per share would fall from $9.47 to $8.98 (see Table 25).

If all of those that could elect to receive preferred stock, elect to do so, instead of opting to receive cash, the ratios change only slightly. Capital to assets falls from 8.62% to 8.57%. Tangible equity to tangible assets would fall from 7.84% to 7.79% and tangible book per share would increase from $9.47 to $9.97 (see Table 26).

Additionally, the difference to the Tri-State in earnings lost on cash paid out for stock or for paying dividends on the preferred stock is minor. Assuming the highest price of $17.50 per share and a rate of earnings on cash of 4.75%, if all shareholders eligible to receive preferred stock elect to do so, the cost in foregone earnings and dividends paid would be about $20,000 annually and if all eligible shareholders elect cash the foregone earnings would be about $40,000. Roughly, the EPS will be about $.02 per share higher if all eligible shareholders elect to receive the preferred stock.

Opinion of Danielson

Based on the above comparisons and analyses, it has been determined that as of October 25, 2007, the Fair Value Range for Tri-State to repurchase its common stock in conjunction with a GPT is from $16.00 to $17.75 per share. Any price within this range is a fair price for Tri-State, its shareholders who are above the threshold for the GPT and will remain shareholders, its shareholders who will elect to receive cash or preferred stock as well as its shareholders who are below the threshold and will receive cash.

This opinion relies on the assumption that the banks in the comparable groups are similar to Tri-State, but because none of these banks are entirely identical to Tri-State, the results obtained and the opinions expressed, do not represent mathematical certainty. Additionally, Danielson considered other factors as deemed necessary such as the markets served by Tri-State and market conditions in the banking industry.

Compensation of Financial Advisor and Services Performed

Pursuant to a contract dated September 21, 2007, Danielson will be paid a fee of $20,000, plus normal out-of-pocket expenses. A portion of the fee, $12,000, is contingent upon the completion of the transaction. Danielson has not performed any services or been compensated by Tri-State in the past two years and no further services have been contemplated.

Table 1

Market Demographics

				Estimated Annual Growth Rate 2005-10
	Population
	Projected 2010	Estimated 2005	Actual 2000
Primary Market*	24,733	25,188	25,653	(.4)%

Extended Market**	130,928	129,533	128,381.2%

Ohio	11,858,562	11,573,499	11,353,140.5%

*	Includes East Liverpool, Ohio.
**	Includes Columbiana County, Ohio, the cities of New Cumberland, Chester and Newell, West Virginia, and the borough of Midland, Pennsylvania.

Source: Sourcebook America - 2005 ESRI, Redwood, California.

Table 2

Business and Income - 2005*

			Median Household Income
	Number of
	Businesses	Employees
Primary Market**	903	9,784	$32,230

Extended Market***	4,212	43,985	$39,028

Ohio	398,977	5,171,723	$49,340

*	Estimated by ESRI.
**	Includes East Liverpool, Ohio.
***	Includes Columbiana County, Ohio, the cities of New Cumberland, Chester and Newell, West Virginia, and the borough of Midland, Pennsylvania.

Source: Sourcebook America - 2005 ESRI, Redwood, California.

Table 3

Deposit Share in Primary Market*

	June 30,
	Deposits	Market Share**					Number of Branches
	2007	2007	2006	2005	2004	2003
	(In mill.)
Short Name
United Community	$104.3	43.3%	40.4%	39.5%	38.8%	39.7%	3
Tri-State 1st	59.4	24.7	21.2	22.8	22.3	20.6	4
National City	42.4	17.6	15.3	15.4	16.2	16.2	2
JPMorgan	34.0	14.1	13.7	13.0	14.1	14.7	1
U.S. Bancorp	.7	.3	.3	.2	.3	.4	1
Huntington Bancshares	—	—	9.1	9.1	8.4	8.4	—

Total	$240.8	100.0%	100.0%	100.0%	100.0%	100.0%	11

*	Defined as East Liverpool, Ohio.
**	Fully pooled.

Source: SNL Financial, Charlottesville, Virginia.

Table 4

Deposit Share in Extended Market*

	June 30,
	Deposits	Market Share**					Number of Branches
	2007	2007	2006	2005	2004	2003
	(In mill.)
Short Name
Huntington	$1,152.7	51.0%	55.3%	52.5%	46.9%	43.0%	13
United Community	310.9	13.8	12.4	12.7	13.3	14.4	7
National City	140.2	6.2	5.4	5.7	6.8	7.2	6
Hancock County***	110.9	4.9	4.5	4.8	5.5	5.8	2
JPMorgan	98.0	4.3	4.3	4.4	5.2	5.7	3
Central Federal***	82.5	3.7	3.3	3.3	4.0	4.4	2
Tri-State 1st	79.8	3.5	3.1	3.4	3.8	4.0	7
Farmers	71.1	3.2	2.9	3.1	4.1	3.9	3
Consumers	56.4	2.5	2.4	2.8	2.9	3.3	3
Royal Bank of Scotland	51.7	2.3	2.1	2.8	2.5	2.8	1
KeyCorp	45.5	2.0	1.9	1.8	1.9	2.1	1
Northern Hancock	23.1	1.0	.9	.9	1.1	1.1	2
U.S. Bancorp	2.4	.1	.1	.1	.1	.1	2

Subtotal	$2,225.2	98.4%	98.5%	98.3%	97.9%	97.8%	52

Credit unions	$36.4	1.6%	1.5%	1.7%	2.1%	2.2%	—

Total	$2,261.6	100.0%	100.0%	100.0%	100.0%	100.0%	52

*	Defined as Columbiana County, Ohio, the towns of New Cumberland, Chester and Newell, West Virginia, and the borough of Midland, Pennsylvania.
**	Fully-pooled.
***	Thrift.

Source: SNL Financial, Charlottesville, Virginia.

Table 5

Tri-State

Financial History

				Percent of Assets		Return on Avg. Equity
		Tang.	Net	Tang.	Net
	Assets	Capital	Income	Capital	Income
	(In millions)		(In thous.)
2007
3rd Qtr*	$104	$8.1	$122	7.84%	.47%	5.52%
2nd Qtr*	105	7.7	139	7.43	.54	6.27
1st Qtr*	101	8.1	75	8.02	.30	3.32

Total**	$106	$8.1	$448	7.84%	.44%	5.01%

2006	$98	$8.1	$334	8.34%	.34%	3.81%
2005	94	7.8	589	8.42	.61	6.50
2004	91	8.3	766	9.23	.84	8.26
2003	89	9.2	701	10.34	.80	8.09
2002	77	9.6	656	12.37	.83	7.94
2001	75	8.7	559	11.68	.74	6.43
2000	70	8.4	673	12.06	.96	10.77
1999	63	5.0	550	7.93	.89	10.87
1998	58	5.0	548	8.53	.99	11.38
1997	48	4.4	525	9.10	1.15	12.31
1996	43	4.0	470	9.35	1.14	12.21
1995	39	3.7	402	9.54	1.11	11.54
1994***	35	3.2	282	9.24	.86	8.69
1993***	30	3.2	222	10.68	.80	7.06
1992***	26	3.0	171	11.53	.66	7.44
1991***	25	1.8	116	7.30	.51	6.59
1990***	21	1.7	212	8.36	1.14	—

*	Returns are annualized.
**	Net income and returns are annualized.
***	Bank regulatory data.

Source: SNL Financial, Charlottesville, Virginia and Tri-State reports.

Table 6

Tri-State

Income and Expense Change and Comparison

	Percent of Average Assets
	Interest Income	Interest Expense	Net Int. Income	Non-int. Income	Operating Income
2007
3rd Qtr	5.68%	2.65%	3.03%	2.43%	5.46%
2nd Qtr	5.59	2.47	3.12	2.23	5.35
1st Qtr	5.51	2.45	3.06	2.20	5.26

Total	5.60%	2.52%	3.07%	2.28%	5.35%

2006	5.45	1.99	3.52	2.12	5.64
2005	5.10	1.40	3.82	2.11	5.93
2004	5.02	1.06	4.14	1.52	5.66
2003	5.28	1.30	4.22	1.22	5.44
2002	5.96	1.73	4.49	1.14	5.63
2001	6.64	2.59	4.31	1.03	5.34

Ohio median*	6.25%	2.69%	3.55%	.62%	4.24%

	Oper. Expense	Net Oper. Income	Contr. to Reserves	Other**	Net Income
2007
3rd Qtr	4.68%	.78%	.19%	—	.47%
2nd Qtr	4.46	.89	.19	—	.54
1st Qtr	4.77	.49	.18	—	.30

Total	4.64%	.71%	.18%	—	.44%

2006	4.98	.95	.19	—	.34
2005	4.84	.82	.24	.06%	.61
2004	4.27	1.17	.15	.04	.84
2003	4.26	1.37	.09	.26	.80
2002	4.28	1.06	.14	.27	.83
2001	4.11	1.56	.15	.16	.74

Ohio median*	3.05%	1.16%	.08%	—	.84%

*	Ohio commercial banks with assets under $1 billion.
**	Gain (loss) on securities.

Source: SNL Financial, Charlottesville, Virginia.

Table 7

Tri-State

Statement of Income

	2007*	2006	2005	2004	2003	2002
	(In thousands)
Net interest income
Interest income	$5,753	$5,285	$4,911	$4,556	$4,634	$4,714
Interest expense	2,592	1,929	1,345	965	1,137	1,372

Net interest income	$3,161	$3,356	$3,566	$3,591	$3,497	$3,342

Noninterest income
Service charges on deposits	$1,079	$1,006	$1,084	$942	$695	$608
Other	1,271	1,056	944	436	377	294

Total	$2,350	$2,062	$2,028	$1,378	$1,072	$902

Operating revenue	$5,511	$5,418	$5,594	$4,969	$4,569	$4,244

Noninterest expense
Salary and benefits	$2,575	$2,462	$2,391	$1,949	$1,791	$1,663
Occupancy and equipment	776	838	814	745	739	661
Other	1,417	1,532	1,456	1,177	1,202	1,063

Total	$4,768	$4,832	$4,661	$3,871	$3,732	$3,387

Net operating income	$743	$586	$933	$1,098	$837	$857
Provision for loan losses	191	183	230	133	76	108

Security gains	—	—	$17	$10	$68	$72

Income before taxes	$552	$403	$720	$975	$829	$821
Income tax	104	69	131	209	128	165

Net income	$448	$334	$589	$766	$701	$656

*	Nine months ended September 30, 2007, annualized.

Source: SNL Financial, Charlottesville, Virginia and internal reports.

Table 8

Tri-State

Statement of Income – By Quarter

	2007			2006
	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr
Net interest income
Interest income	$1,501	$1,441	$1,371	$1,344	$1,351	$1,321
Interest expense	701	636	609	584	531	436

Net interest income	$800	$805	$762	$760	$820	$885

Noninterest income
Service charges on deposits	$313	$270	$229	$252	$269	$258
Other	329	306	318	287	252	281

Total noninterest income	$642	$576	$547	$539	$521	$539

Operating revenue	$1,442	$1,381	$1,309	$1,299	$1,341	$1,424

Noninterest expense
Salary and benefits	$628	$637	$666	$596	$633	$608
Occupancy and equipment	203	187	193	212	204	210
Other	406	327	329	401	356	416

Total noninterest expense	$1,237	$1,151	$1,188	$1,209	$1,193	$1,234

Net operating income	$205	$230	$121	$90	$148	$190
Provision for loan losses	50	49	44	45	46	43

Security gains	—	—	—	—	—	—

Income before taxes	$155	$181	$78	$45	$102	$147
Income tax	33	42	3	10	12	33

Net income	$122	$139	$75	$34	$90	$114

Source: SNL Financial, Charlottesville, Virginia and internal reports.

Table 9

Tri-State

Balance Sheet

	September, 2007	December 31,
		2006	2005	2004	2003	2002
	(In thousands)
Assets
Cash and equivalent	$5,234	$5,502	$7,650	$5,991	$6,081	$4,879
Securities – AFS	25,631	24,023	25,455	31,739	30,718	22,355
Securities – HTM	5,504	8,235	9,030	982	1,125	933

Total loans	$59,524	$52,050	$42,856	$44,484	$45,240	$45,396
Reserves	626	580	532	501	514	514

Net loans	$58,898	$51,470	$42,324	$43,983	$44,726	$44,882

Intangibles	$887	$987	$1,007	$1,034	$28	$45
Other assets	8,163	7,560	8,115	7,240	6,654	4,264

Total assets	$104,317	$97,807	$93,658	$90,969	$89,372	$77,358

Liabilities
Deposits	$78,346	$74,063	$75,613	$72,306	$71,379	$62,135
Borrowings	16,403	14,370	8,582	8,434	8,533	5,206
Other liabilities	577	317	651	891	197	406

Total liabilities	$95,326	$88,750	$84,846	$81,631	$80,109	$67,747

Equity	$8,991	$9,057	$8,812	$9,338	$9,263	$9,611

Liabilities and Equity	$104,317	$97,807	$93,658	$90,969	$89,372	$77,358

Source: SNL Financial, Charlottesville, Virginia and internal reports.

Table 10

Tri-State

Loan and Deposit Mix

	Loans as a Percent of Assets
	Res. Mtge.	Comm. R.E.	Comm.	Consumer	Total
2007*	19%	5%	18%	14%	55%
2006	20	6	16	12	54
2005	19	8	12	7	46
2004	20	9	13	7	50
2003	18	6	20	7	51
2002	22	8	21	8	59
2001	23	5	22	8	57
2000	23	7	18	9	56

Ohio average**	22%	24%	11%	11%	68%

	Deposits as a Percent of Assets
	Demand	Other Trans.***	CDs
			Consumer	Jumbo	Total
2007*	13%	38%	18%	9%	79%
2006	18	35	18	8	80
2005	17	31	18	15	82
2004	17	36	19	8	81
2003	17	36	22	6	80
2002	13	37	24	6	81
2001	14	37	25	5	81
2000	14	39	21	7	82

Ohio average**	8%	32%	26%	12%	78%

*	June 30, 2007.
**	Ohio commercial banks with assets under $1 billion.
***	Includes regular savings.

Source: SNL Financial, Charlottesville, Virginia.

Table 11

Tri-State

Capital and Asset Quality Comparison

	Percent of Assets
	Tangible Capital	Reserves	NPAs*	Reserves/ Loans
2007
3rd Qtr	7.61%	.59%	.49%	1.05%
2nd Qtr	7.43	.56	.28	.99
1st Qtr	8.02	.58	.18	1.05

2006	8.34%	.59%	.55%	1.11%
2005	8.42	.57	1.02	1.24
2004	9.23	.55	.43	1.13
2003	10.34	.58	.46	1.14
2002	12.37	.66	.30	1.13
2001	11.68	.59	.38	1.04
2000	12.06	.64	.27	1.14

Ohio median**	9.41%	.73%	.75%	1.05%

*	Nonaccrual loans plus loans 90 days past due.
**	As of June 30, 2007.

Source: SNL Financial, Charlottesville, Virginia.

Table 12

Tri-State

Loan Loss Reserves

	2007*	2006	2005	2004	2003
	(In thousands)
Balance at beginning of period	$580	$532	$501	$514	$514

Provision for loan losses	$143	$183	$230	$133	$76

Charge-offs	$176	$214	$269	$170	$109
Recoveries	79	79	70	24	33

Net charge-offs	$97	$135	$199	$146	$76

Balance at end of period	$626	$580	$532	$501	$514

Reserves/Total loans	1.05	1.11%	1.24%	1.13%	1.14%
Reserves/NPLs	204	148	129	253	142

*	For the period ended September 30, 2007.

Source: SNL Financial, Charlottesville, Virginia and internal reports.

Table 13

Regional Comparables

Description*

Full Name	City	Assets**		Ticker	Exchange
		(in mill.)
American Community Bancorp, Inc.	Evansville, IN	$256		ACBP	OTCBB
CCFNB Bancorp, Inc.	Bloomsburg, PA	250		CCFN	OTCBB
Community National Corporation	Franklin, OH	151		CMNC	OTCBB
Consumers Bancorp, Inc.	Minerva, OH	202		CBKM	OTCBB
Emclaire Financial Corp.	Emlenton, PA	298		EMCF	OTCBB
FC Banc Corp.	Bucyrus, OH	188	***	FCBZ	OTCBB
First West Virginia Bancorp, Inc.	Wheeling, WV	246		FWV	AMEX
Fort Orange Financial Corp.	Albany, NY	209		FOFC	OTCBB
Heartland Bancshares, Inc.	Franklin, IN	206		HRTB	OTCBB
Iron & Glass Bancorp, Inc.	Pittsburgh, PA	297		IRGB	OTCBB
Muncy Bank Financial, Inc.	Muncy, PA	188		MYBF	OTCBB
Potomac Bancshares, Inc.	Charles Town, WV	293		PTBS	OTCBB
United Commerce Bancorp	Bloomington, IN	156		UCBN	OTCBB

Median (13 banks)		$209

Tri-State Bancshares, Inc.	East Liverpool, OH	$104	****	TSEO	OTCBB

*	Profitable publicly-traded commercial banks in Indiana, New York, Ohio, Pennsylvania and West Virginia, with assets under $300 million as of June 30, 2007, and stock that traded an average of more than 200 shares daily during the past twelve months. Excludes banks in Philadelphia and New York City markets, banks with insufficient reported information or unusual events.
**	June 30, 2007.
***	March 31, 2007.
****	September 30, 2007.

Source: SNL Financial, Charlottesville, Virginia and internal reports

Table 14

Regional Comparables

Financial Performance*

Short Name	Assets	Tangible Equity/ Assets	NPAs/ Assets	Return on Avg. Assets	Return on Avg. Equity	Net Income
	(In mill.)
American	$256	7.74%	.05%	.79%	9.88%	$1,869
CCFNB	250	12.25	—	1.05	8.37	2,517
Community National	151	8.53	2.44	.92	9.99	1,383
Consumers	202	8.97	1.21	.63	6.43	1,263
Emclaire	298	7.60	.39	.69	8.51	2,037
FC Banc**	188	9.54	.11	.32	4.28	614
First West Virginia	246	9.57	1.55	.75	7.46	1,916
Fort Orange	209	7.77	.27	.29	3.55	565
Heartland	206	7.45	1.56	.63	7.84	1,300
Iron & Glass	297	12.24	—	1.23	10.30	3,693
Muncy Bank	188	10.05	—	1.03	10.28	1,893
Potomac	293	9.58	.03	1.33	14.59	3,959
United Commerce	156	7.53	.42	.71	9.35	1,061

Median	$209	8.97%	.41%	.75%	8.51%	$1,869

Tri-State***	$104	7.84%	.49%	.44%	5.01%	$448

*	June 30, 2007, or the twelve months ended June 30, 2007.
**	March 31, 2007, or the twelve months ended March 31, 2007.
***	September 30, 2007, or the nine months ended September 30, 2007 annualized.

Source: SNL Financial, Charlottesville, Virginia and internal reports.

Table 15

Regional Comparables

Stock Performance

		Price**			Shares Traded Daily***
Short Name	Stock Price*	Times Earnings		Percent of Tangible Book
American	$16.50	16.5	X	148%	442
CCFNB	26.50	13.1		107	846
Community National	34.30	15.5		166	296
Consumers	12.25	19.4		135	637
Emclaire	25.65	15.9		144	630
FC Banc	28.65	40.9		142	1,340
First West Virginia	17.50	14.0		115	619
Fort Orange	7.40	37.0		135	369
Heartland	13.30	15.3		121	1,576
Iron & Glass	55.50	16.8		171	358
Muncy Bank	28.70	11.5		115	231
Potomac	15.00	13.2		184	926
United Commerce	14.10	13.1		116	367

Median		15.4	X	135%	619

*	Stock price as of October 17, 2007.
**	Financial data as of June 30, 2007, or the twelve months ended June 30, 2007.
***	Shares traded during trailing twelve months.
****	Annualized earnings of $445,639 and tangible book per share of $8.85 as of September 30, 2007.

Source: SNL Financial, Charlottesville, Virginia.

Table 16

National Comparables

Description*

Full Name	City	Assets	Ticker	Exchange
		(in mill.)
Albina Community Bancorp	Portland, OR	$156	ACBC	OTCBB
Bank of McKenney	McKenney, VA	154	BOMK	NASDAQ
Capital Pacific Bancorp	Portland, OR	125	CPBO	OTCBB
Community National Corporation	Franklin, OH	151	CMNC	OTCBB
Consumers Bancorp, Inc.	Minerva, OH	202	CBKM	OTCBB
First Ipswich Bancorp	Ipswich, MA	298	FIWC	OTCBB
First Robinson Financial Corporation	Robinson, IL	117	FRFC	OTCBB
Heartland Bancshares, Inc.	Franklin, IN	206	HRTB	OTCBB
Oak Ridge Financial Services, Inc.	Oak Ridge, NC	230	BKOR	NASDAQ
Parkway Bank	Lenoir, NC	102	PKWY	OTCBB
People’s Bank of Commerce	Medford, OR	81	PBCO	OTCBB
Pinnacle Bancshares, Inc.	Jasper, AL	244	PLE	AMEX
T Bancshares, Inc.	Dallas, TX	141	TBNC	OTCBB
Willamette Valley Bank	Marion, OR	102	WLMT	OTCBB

Median (14 banks)		$153

Tri-State Bancshares, Inc.**	East Liverpool, OH	$104	TSEO	OTCBB

*	Profitable publicly-traded banks with assets under $300 million and equity under $20 million as of June 30, 2007, and return on equity under 10% and non interest income to average assets over .75% for the twelve months ended June 30, 2007. Excludes non-comparable banks and banks with insufficient reported information.
**	September 30, 2007.

Source: SNL Financial, Charlottesville, Virginia and internal reports

Table 17

National Comparables

Financial Performance*

Short Name	Assets	Tangible Equity/ Assets	NPAs/ Assets	Return on Avg. Assets	Return on Avg. Equity	Net Income
	(In mill.)
Albina Community	$156	8.02%	—	.37%	4.13%	$499
Bank of McKenney	154	11.37	—	.86	7.64	1,307
Capital Pacific	125	11.30	1.70%	.42	3.42	472
Community National	151	8.53	2.44	.92	9.99	1,383
Consumers	202	8.97	1.21	.63	6.43	1,263
First Ipswich	298	4.96	.60	.06	1.06	195
First Robinson Financial	117	9.69	.15	.85	8.32	970
Heartland	206	7.45	1.56	.63	7.84	1,300
Oak Ridge Financial	230	7.26	.06	.44	5.49	897
Parkway	102	13.56	.76	1.03	7.72	1,037
People’s Bank of Commerce	81	13.91	.99	1.00	7.30	817
Pinnacle	244	7.90	—	.57	6.97	1,337
T Bancshares	141	9.76	.04	1.09	9.53	1,212
Willamette Valley	102	10.98	—	.93	7.95	853

Median	$153	9.33%	.76%	.74%	7.47%	$1,004

Tri-State**	$106	7.84%	.49%	.44%	5.01%	$448

*	June 30, 2007, or the twelve months ended June 30, 2007.
**	September 30, 2007, or the nine months ended September 30, 2007, annualized

Source: SNL Financial, Charlottesville, Virginia and internal reports

Table 18

National Comparables

Stock Performance

		Price**			Shares Traded Daily***
Short Name	Stock Price*	Times Earnings		Percent of Tangible Book
Albina Community	$10.95	15.6	X	113%	580
Bank of McKenney	9.26	13.2		99	929
Capital Pacific	9.90	33.0		109	2,052
Community National	34.30	15.5		166	296
Consumers	12.25	19.4		135	637
First Ipswich	9.00	—		145	919
First Robinson Financial	33.75	17.2		145	373
Heartland	13.30	15.3		121	1,576
Oak Ridge Financial	10.65	22.2		114	586
Parkway	10.75	14.9		108	326
People’s Bank of Commerce	16.50	16.3		120	413
Pinnacle	13.95	15.3		106	2,406
T Bancshares	13.00	18.3		160	383
Willamette Valley	14.50	15.1		117	213

Median		15.6	X	119%	583

*	Stock price as of October 17, 2007.
**	Financial data as of June 30, 2007, or the twelve months ended June 30, 2007.
***	Shares traded during trailing twelve months.
****	Annualized earnings of $445,639 and tangible book per share of $8.85 as of September 30, 2007.

Source: SNL Financial, Charlottesville, Virginia.

Table 19

10% Discount Rate

Discounted Dividend Model*

	Earnings
	$448,000		$900,000

	Value
Terminal Value	(in millions)
15.0X earnings	$4.6		$12.2
16.0X earnings	4.9		12.8

	Per share**
15.0X earnings	$5.38		$14.26
16.0X earnings	5.73		14.96

	Price to earnings
15.0X earnings	10.3	X	13.6	X
16.0X earnings	11.0		14.2

	Price as a percent of tangible book
15.0X earnings	51%		136%
16.0X earnings	55		142

*	Assumes annual growth rate of 6.0%, assets of $106,467, equity of $9.0 million, a capital ratio of 8.00% and a tax rate of 20%.
**	Assumes 855,585 shares outstanding.

Table 20

12% Discount Rate

Discounted Dividend Model*

	Earnings
	$448,000		$900,000

	Value
Terminal Value	(in millions)
15.0X earnings	$4.0		$10.7
16.0X earnings	4.3		11.3

	Per share**
15.0X earnings	$4.68		$12.51
16.0X earnings	5.03		13.21

	Price to earnings
15.0X earnings	9.0	X	11.9	X
16.0X earnings	9.6		12.6

	Price as a percent of tangible book
15.0X earnings	44%		119%
16.0X earnings	48		126

*	Assumes annual growth rate of 6.0%, assets of $106,467, equity of $9.0 million, a capital ratio of 8.00% and a tax rate of 20%.
**	Assumes 855,585 shares outstanding.

Table 21

Tri-State

Common Stock Closing Price Summary

Month	High Price		Low Price	Average Weighted Closing Price	Average Shares Traded Daily	Volume
2007
October*	$14.50	**	$14.45	$14.50	180	2,154

September**	$14.75		$14.55	$14.64	71	1,358
August	15.10		14.50	14.61	70	1,600
July	15.85		14.50	15.08	144	3,029

3rd Qtr**	$15.85		$14.50	$14.86	95	5,987

June	$16.00		$15.27	$15.51	127	2,677
May	16.97		15.35	16.08	836	16,718
April	16.40		15.35	16.03	117	2,575

2nd Qtr	$16.97		$15.27	$16.01	349	21,970

March	$17.00		$16.40	$16.62	541	11,902
February	17.00		16.75	16.88	104	1,977
January	17.75		16.67	16.93	168	3,366

1st Qtr	$17.75		$16.40	$16.71	283	17,245

2006
December	$17.70		$16.67	$16.98	253	5,062
November	18.00		17.25	17.56	458	9,622
October	19.40		17.30	17.57	255	5,613

4th Qtr	$19.40		$16.67	$17.42	322	20,297

Total					3,267	67,891

*	Through October 17, 2007.
**	Excludes 900 shares purchased by Tri-State at $16.00 for dividend reinvestment plan.

Source: Nasdaq.com and internal reports

Table 22

Comparable GPTs

Description*

Bank	City	State	Assets	Announced
American Bank	Allentown	PA	$504	2/8/07
Cherokee Banking Company	Canton	GA	165	7/1/05
Citizens Bancorp	Corwallis	OR	355	9/12/07
Community Financial Holding	Duluth	GA	274	6/17/05
Community Investors Bancorp	Bucyrus	OH	123	6/9/05
County Bank	Lapeer	MI	257	10/7/05
FC Banc	Bucyrus	OH	178	11/15/05
First Citizens Corp.	Rogersville	TN	245	1/5/07
First Ispwich	Ispwich	MA	298	9/11/07
First Niles Financial	Niles	OH	101	6/29/06
First Southern Bancorp	Statesboro	GA	113	6/2/05
Guaranty Bancshares	Mount Pleasant	TX	553	6/13/05
Harbor Bankshares	Baltimore	MD	258	5/2/06
Heartland Bancshares	Sebring	FL	148	4/20/05
Home City Financial	Springfield	OH	148	1/26/06
Home Loan Financial	Coshocton	OH	160	5/18/05
Illini Corporation	Springfield	IL	253	8/19/05
Iowa First Bancshares	Mascatine	IA	376	7/22/05
Monarch Community Bancorp	Coldwater	MI	291	2/16/07
Northway Financial	Berlin	NH	651	4/16/07
Ohio State Bancshares	Marion	OH	147	1/12/07
PSB Group	Madison Heights	MI	536	5/24/07
South Street Financial	Albemarle	NC	269	12/11/06

*	GPTs since January 1, 2005, of banks with assets of less than $600 million.

Source: SNL Financial, Charlottesville, Virginia and SEC filings.

Table 23

Comparable GPTs

Estimated Cost Savings

		Annual
	Non Recurring	Recurring Personnel	Recurring Other	Total
Assets under $200 million
Cherokee	—	—	$150,000	$150,000
Community Investors	$110,000	$50,000	150,000	200,000
FC Banc	200,000	19,000	61,000	80,000
First Niles	174,000	81,000	132,500	213,500
First Southern	170,000	20,000	82,000	102,000
Heartland	100,000	22,000	58,000	80,000
Home City	125,000	30,000	96,300	126,300
Home Loan	34,200	65,000	200,000	265,000
Ohio State	—	—	134,400	134,400

Median	$125,000	$30,000	$132,500	$134,400

Assets between $200 and $600 million
American	—	—	$262,500	$262,500
Citizens	—	—	205,000	205,000
Community Financial	$100,000	$22,000	90,000	112,000
County	75,000	13,400	47,600	61,000
First Citizens	—	—	246,500	246,500
First Ispwich	—	—	285,000	285,000
Guaranty	—	150,000	200,000	350,000
Harbor	150,000	10,000	77,600	87,600
Illini	19,875	—	192,000	192,000
Iowa First	—	32,000	190,000	222,000
Monarch Community	—	—	126,000	126,000
Northway	—	—	232,000	232,000
PSB	—	—	145,000	145,000
South Street	—	129,000	156,000	285,000

Median	$87,500	$27,000	$191,000	$213,500

Tri-State*	$150,000	$50,000	$85,000	$135,000

*	Tri-State estimates.

Source: SNL Financial, Charlottesville, Virginia and SEC filings.

Table 24

Comparable GPTs

Premiums

Bank	Price per share Offered	Premium over Announced Market Value	Stock price 1 day prior to Announcement Price	Trading Price Before Announcement
				Price/ Earnings		Price/ Tangible book
Announced premium 21% – 39%
PSB Group	$21.00	38.6%	$15.15	15.0	X	114%
Home Loan Financial	20.75	30.5	15.90	16.9		118
Monarch Community	13.50	27.4	10.60	16.8		92
Northway Financial	18.75	24.5	15.06	14.9		140
Guaranty Bancshares	24.00	24.0	19.35	15.9		156
Citizens Bancorp	23.50	23.7	19.00	16.1		185
Harbor Bankshares	31.00	21.6	25.50	9.2		124

Median		25.9%		16.0	X	129%

Announced premium 10% – 16%
American Bank	$9.10	15.8%	$7.86	18.3	X	138%
Cherokee Banking	17.75	14.5	15.50	22.1		135
Community Investors	15.00	13.2	13.20	16.0		107
Home City Financial	17.10	11.9	15.28	15.0		96
Iowa First	38.00	10.9	34.25	17.5		180

Median		14.5%		17.5	X	135%

Announced premium .4% – 4%
Illini Corporation	$40.50	3.8%	$39.00	23.6	X	132%
Ohio State	95.00	3.0	92.25	33.4		161
County Bank	55.00	2.4	53.70	16.0		192
FC Banc	24.07	.4	23.97	33.8		125

Median		2.7%		28.5	X	147%

Source: SNL Financial, Charlottesville, Virginia.

Table 25

Impact of GPT – At Maximum Cash Outlay

	Pre GPT	Cash Outlay or Change	Post GPT
Equity	$8,989,000	$(850,000)	$8,139,000
Intangibles	886,784		886,784

Tangible equity	$8,102,216		$7,252,216

Assets	$104,317,000	$(850,000)	$103,467,000
Equity/assets	8.62%	(0.75)%	7.87%
Tangible assets	$103,430,216	$(850,000)	$102,580,216
Tang equity/Tangible assets	7.84%	(0.77)%	7.07%

Shares out	855,585	(47,752)	807,833
Book per share	$10.51	$(0.43)	$10.08
Tangible book	$9.47	$(0.49)	$8.98

*	Approximately $850,000 at $17.75 per share if 100% of eligible shareholders elect cash option.

Source: Internal reports and Danielson estimates.

Table 26

Impact of GPT – At Minimum Cash Outlay*

	Pre GPT	Cash Outlay or Change	Post GPT
Equity	$8,989,000	$(50,000)	$8,939,000
Intangibles	886,784		886,784

Tangible equity	$8,102,216		$8,052,216

Assets	$104,317,000	$(50,000)	$104,267,000
Equity/assets	8.62%	(0.05)%	8.57%
Tangible assets	$103,430,216	$(50,000)	$103,380,216
Tang equity/Tangible assets	7.84%	(0.05)%	7.79%

Shares out	855,585	(47,752)	807,833
Book per share	$10.51	$0.56	$11.07
Tangible book	$9.47	$0.50	$9.97

*	Approximately $50,000 if no one elects cash option and only shareholders with less than 100 shares are cashed out. Shareholders with 100 to 499 shares are issued preferred stock.

Source: Internal reports and Danielson estimates.